                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        BLISS & LAUGHLIN INDUSTRIES INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    093546109
                    ----------------------------------------
                                 (CUSIP Number)

                                Robert B. McKeon
                              BRW Steel Corporation
                            c/o Veritas Capital, Inc.
                            Ten East Fiftieth Street
                               New York, NY 10022
                            Telephone: (212) 688-0020
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With Copies to:
                               Robert A. Profusek
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                               New York, NY 10022

                                 October 4, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                                                                                  -------------------------
CUSIP NO. 093546109                                                                                               PAGE 2 OF 11 PAGES
          ---------                                                                                                   ---   ---
-------------------------                                                                                  -------------------------
------------------------------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON                                                                                  BRW Steel Corporation
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                       (a) / /
2                                                                                                                         (b) /X/(1)
------------------------------------------------------------------------------------------------------------------------------------
     SEC USE ONLY
3
------------------------------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS*                                                                                                             OO
4
------------------------------------------------------------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
5
------------------------------------------------------------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                   Delaware
6
------------------------------------------------------------------------------------------------------------------------------------
                              SOLE VOTING POWER                                                                                  N/A
                         7
NUMBER OF SHARES         -----------------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED            SHARED VOTING POWER                                                                            774,059
      BY                 8
     EACH                -----------------------------------------------------------------------------------------------------------
REPORTING PERSON              SOLE DISPOSITIVE POWER                                                                             N/A
     WITH                9
                         -----------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER                                                                       774,059
                         10
------------------------------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                                            774,059
11
------------------------------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                       / /
12
------------------------------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                                           19.5%
13
------------------------------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON                                                                                                     CO
14
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         (Continued on following page.)

      (1)BRW disclaims it is a "group" with the Management Stockholders (as defined below). BRW Steel Corporation ("BRW"), B&L Acquisition Corporation ("BRW Sub") and the Management Stockholders executed a Stock Option Agreement


                               Page 2 of 11 Pages
dated as of September 16, 1995 and amended by Amendment No. 1 dated as of October 4, 1995 which provides, among other things, that the Management Stockholders will vote their Shares in favor of a merger (the "Merger") of Bliss & Laughlin Industries Inc. (the "Issuer") with BRW Sub pursuant to that certain Amended Agreement and Plan of Merger (the "Merger Agreement") dated as of October 4, 1995 executed among BRW, BRW Sub and the Issuer. The Management Stockholders are: Gregory H. Parker, Roger G. Fein, as Trustee of the Gregory H. Parker Irrevocable Family Trust under Trust Agreement dated October 31, 1988; F. Elizabeth Parker; Anthony Romanovich, Barbara Romanovich; George W. Fleck; Joan
E. Fleck; Gerald E. Brady; Carole A. Brady; Michael A. DeBias; William P. Daugherty Trust dated May 11, 1989, William P. Daugherty, Trustee; Ellen L. Daugherty Trust dated May 11, 1989, Ellen J. Daugherty, Trustee; Chester J. Pucilowski; Geraldine Pucilowski; Richard M. Bogdon; Phyllis Bogdon; Carl H. Laib; and Richard W. Ressler. The Schedule 13D filed by the Management Stockholders on or about September 26, 1995 and the subsequent Amendment No. 1 thereto relating to the Issuer's Common Stock are incorporated in their entirety herein by reference.



                               Page 3 of 11 Pages

                                  SCHEDULE 13D


-------------------------                                                                                  -------------------------
CUSIP NO. 093546109                                                                                               PAGE 4 OF 11 PAGES
          ---------                                                                                                   ---   ---
-------------------------                                                                                  -------------------------
------------------------------------------------------------------------------------------------------------------------------------
     NAME OF REPORTING PERSON                                                                          B & L Acquisition Corporation
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                       (a) / /
2                                                                                                                          (b)/X/(2)
------------------------------------------------------------------------------------------------------------------------------------
     SEC USE ONLY
3
------------------------------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS*                                                                                                             OO
4
------------------------------------------------------------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
5
------------------------------------------------------------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                   Delaware
6
------------------------------------------------------------------------------------------------------------------------------------
                              SOLE VOTING POWER                                                                                  N/A
                         7
NUMBER OF SHARES         -----------------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED            SHARED VOTING POWER                                                                            774,059
      BY                 8
     EACH                -----------------------------------------------------------------------------------------------------------
REPORTING PERSON              SOLE DISPOSITIVE POWER                                                                             N/A
     WITH                9
                         -----------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER                                                                       774,059
                         10
------------------------------------------------------------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                                            774,059
11
------------------------------------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                                       / /
12
------------------------------------------------------------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                                           19.5%
13
------------------------------------------------------------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON                                                                                                     CO
14
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         (Continued on following page.)

      (2)BRW Sub disclaims it is a "group" with the Management Stockholders. Pursuant to the Stock Option Agreement, the Management Stockholders have agreed to vote all of the shares of the Issuer's common stock owned by such


                               Page 4 of 11 Pages

Management Stockholder in favor of the Merger. The Schedule 13D filed by the Management Stockholders on or about September 26, 1995 and the subsequent Amendment No. 1 thereto are incorporated in their entirety herein by reference.










                               Page 5 of 11 Pages

     This Amendment No. 1 to Schedule 13D (this "Amendment") on Bliss & Laughlin Industries Inc., a Delaware corporation (the "Company"), is being filed on behalf of BRW Steel Corporation, a Delaware corporation ("BRW") and B & L Acquisition Corporation, a Delaware corporation ("BRW Sub") (BRW and BRW Sub being hereinafter referred to collectively as the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on September 28, 1995. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 to the Schedule 13D is amended in its entirety to read as follows:

     The Reporting Persons and the Management Stockholders executed Amendment No. 1 dated as of October 4, 1995 to the Stock Option Agreement dated as of September 16, 1995 among the Reporting Persons and the Management Stockholders (collectively, the "Amended Stock Option Agreement"). The Amended Stock Option Agreement provides BRW Sub with the right to acquire 774,059 shares (the "Shares") of Common Stock from the Management Stockholders at a price per share of $9.50 or such higher price as may be paid in a tender offer (the "Tender Offer") to close the merger of BRW Sub with and into the Issuer (the "Merger"). The Reporting Persons and the Issuer entered into an Amended Agreement and Plan of Merger dated as of October 4, 1995 (the "Amended Merger Agreement") which supersedes the Agreement and Plan of Merger dated as of September 16, 1995 by and among the Reporting Persons and the Issuer. The Amended Merger Agreement provides that BRW Sub will merge with and into the Issuer and, upon the Merger, each share of Common Stock will represent the right to receive $9.50 net or such higher price as may be paid in the Tender Offer to close the Merger.

     The amount of funds necessary to consummate the Merger under the Amended Merger Agreement will be approximately $38 million (assuming BRW Sub has not previously exercised the Option, in which case the additional funds necessary to consummate the Merger would be approximately $31 million). BRW intends to use the best available means for financing both the exercise of the Stock Option Agreement and the consummation of the Merger, including a private placement of debt securities or other available financing.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 to the Schedule 13D is amended in its entirety to read as follows:

     The purpose of obtaining the right to acquire the Shares pursuant to the Amended Stock Option Agreement, a copy of which is attached hereto as Exhibit 99(A), is to facilitate BRW's acquisition of control of the Issuer. The terms of the Amended Stock Option Agreement are discussed more fully in Item 6 below. Concurrently with executing the Amended Stock Option Agreement, BRW Sub and the Management Stockholders entered into Amendment No. 1 to the Stockholder Escrow Agreements dated as of September 19, 1995 among BRW Sub, the Management Stockholders and LaSalle National Trust, N.A. as Escrow Agent, based upon acts or omissions occurring prior to October 4, 1995 (the "Stockholder Escrow Agreements"). Amendment No. 1 to the Stockholder Escrow Agreements is attached hereto as Exhibit 99(C). The Reporting Persons and the Issuer entered into the Amended Merger Agreement, a copy of which is attached hereto as Exhibit 99(B) and the terms of which are hereby incorporated by reference, when they executed Amendment No. 1 to the Stock Option Agreement. In addition, the Reporting Persons entered into with the Management Stockholders Amendment No. 1 to the Amended Stock Option Agreement dated as of October 18, 1995, which is attached hereto as Exhibit 99(D), and entered into with the Issuer Amendment No. 1 to the Amended Merger Agreement dated as of October 18, 1995, which is attached hereto as Exhibit 99(E). These amendments were executed in order to change the deadline by which the Merger must be completed from January 15, 1996 to January 31, 1996.

     Upon consummation of the Merger under the Amended Merger Agreement, each issued and outstanding share of the Issuer will be converted into the right to receive $9.50 net in cash or such higher price as may be paid in the Tender Offer to close the Merger, and shares held by BRW and BRW Sub and all unissued shares will be canceled. Shares of BRW Sub will be converted into shares in the Issuer.


                               Page 6 of 11 Pages

     The Issuer is obligated to engage in a proxy solicitation and hold a special shareholder meeting to obtain shareholder approval for the Merger. Under the terms of the Merger, the Issuer shall not engage in activities aimed at encouraging the submission of offers relating to the acquisition of the equity interest in the Issuer.

     Until the Merger is consummated, the Issuer's business will continue to operate in the usual course of business. During that time period, the Issuer is prohibited from issuing shares, splitting up, combining with another entity, entering any agreements to lend or borrow money, and disposing of or acquiring any material properties or assets, except in the ordinary course of business.

     BRW Sub has agreed that for one year following the Merger if it: (i) sells or exchanges all or substantially all of the stock in the Issuer: (ii) mergers or consolidates the Issuer; or (iii) sells substantially all the assets of the Issuer, BRW Sub will pay 50% of the profit from such transaction to each stockholder whose shares were converted.

     The Amended Merger Agreement does not require BRW to raise $50,000,000 in debt financing by December 29, 1995 as a condition to consummation of the Merger. The Issuer still must have received an independent evaluation of the expected solvency of BRW and BRW Sub after the consummation of the Merger.

     The Amended Merger Agreement may be terminated by mutual written consent. It may be unilaterally terminated by BRW if: (i) the Issuer publicly withdraws its approval of the Merger, (ii) a third party becomes the beneficial owner of forty-five percent or more of the Issuer's shares; (iii) except for the pending lawsuit No. 95 C 5426 in the U.S. District Court for the Northern District of Illinois, Stelco, Inc. takes any legal action that would prevent the Merger from taking place before January 31, 1996; (iv) a tender or exchange offer is commenced by a third party to acquire twenty percent of the stock in the Issuer at a price of more than $9.50 per share; (v) the Issuer breaches the Amended Merger Agreement; (vi) the results of BRW's environmental due diligence review of the Company are unsatisfactory; or (vii) the conditions to BRW's obligations are not satisfied. The Amended Merger Agreement may be unilaterally terminated by the Issuer if (a) the Merger is not consummated by January 31, 1996; (b) the Issuer receives a more favorable offer (pursuant to the conditions described below); (c) the conditions to the Issuer's obligations have not been satisfied by January 31, 1996; or (d) BRW breaches the Amended Merger Agreement. The Amended Merger Agreement may be terminated by either party (i) if a court or governmental agency shall have issued an order or ruling, or otherwise acted to restrain, enjoin or prohibit the Merger; or (ii) if Stelco Inc. exercises all of its rights of first refusal under the Bliss & Laughlin Right of First Refusal and Standstill Agreement dated May 11, 1990 (the "First Refusal Agreement").

     The Amended Merger Agreement permits the Issuer to terminate the Amended Merger Agreement unilaterally if (I) (a) a Qualified Bidder (as hereinafter defined) makes a bona fide offer on or before November 3, 1995, (b) the Issuer's Board of Directors determines in its good faith judgment and in the exercise of its fiduciary duties that such offer is more favorable to the Issuer's stockholders than the Merger, and (c) the Company gives BRW at least five calendar days prior written notice of its intent to terminate the Amended Merger Agreement or (II) the Company does not receive from its financial advisor an opinion as to the fairness of the transaction from a financial point of view. A "Qualified Bidder" is a person or entity (i) whose offer is only subject to ordinary and customary conditions for consummation and is not subject to any condition as to financing and (ii) who submits its offer in writing no later than November 3, 1995. The Issuer's right to terminate the Amended Merger Agreement upon receipt of a more favorable offer is conditioned upon the payment to BRW of the cancellation fee. In addition, such termination right will cease with respect to such other offer if, within the 5-day notice period, BRW notifies the Issuer that it will match, in all material respects, the terms and conditions of such other offer.

     If the Issuer terminates the Amended Merger Agreement because either (i) a Qualified Bidder makes an offer more favorable to the Issuer's stockholders than the Merger, or (ii) the non-receipt of the fairness opinion from its investment advisor, or BRW terminates the Amended Merger Agreement because either (y) action by Stelco Inc. has the effect of preventing the Merger or (z) a third party commences a tender or exchange offer to acquire twenty percent or more of the Issuer's stock at a price greater than $9.50 per share, the Issuer must pay BRW, as liquidated damages, a cash cancellation fee of $3,000,000 plus reimbursement for all out-of-pocket expenses and fees incurred by BRW up to $400,000. If the Issuer terminates the Amended Merger Agreement because of the failure of BRW to consummate the Merger by January 31, 1996 and all other


                               Page 7 of 11 Pages
conditions to the Merger are satisfied, then BRW must pay the Issuer as liquidated damages the sum of $2,000,000, unless BRW has previously terminated the Amended Merger Agreement pursuant to the procedures specified above.

     The Amended Merger Agreement requires the Reporting Parties to execute an instrument releasing the Management Stockholders from any claims or causes of action arising from any breach or alleged breach of the Amended Merger Agreement, the Stock Option Agreement and the Stockholder Escrow Agreements.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 to the Schedule 13D is amended in its entirety to read as follows:

     The Reporting Persons and the Management Stockholders executed the Amended Stock Option Agreement dated as of October 4, 1995, a copy of which is attached hereto as Exhibit 99(A) and the terms of which are incorporated herein by reference. Concurrently with executing the Amended Stock Option Agreement, BRW Sub and the Management Stockholders entered into Amendment No. 1 to the Stockholder Escrow Agreements. Amendment No. 1 to the Stockholder Escrow Agreements is attached hereto as Exhibit 99(C). The Reporting Persons and the Issuer entered into the Amended Merger Agreement, a copy of which is attached hereto as Exhibit 99(B) and the terms of which are hereby incorporated by reference, when they executed the Amended Stock Option Agreement. The terms of the Amended Merger Agreement are discussed more fully in Item 4 above. In addition, the Reporting Persons entered into Amendment No. 1 to the Amended Stock Option Agreement dated as of October 18, 1995 with the Management Stockholders, which is attached hereto as Exhibit 99(D), and entered into Amendment No. 1 to the Amended Merger Agreement dated as of October 18, 1995 with the Issuer, which is attached hereto as Exhibit 99(E). These amendments were executed in order to change the deadline by which the Merger must occur from January 15, 1996 to January 31, 1996.

     Pursuant to the Amended Stock Option Agreement, the Management Stockholders have granted BRW Sub the right to purchase 774,059 shares of Common stock at a price per share of $9.50 or higher. In addition, BRW Sub may exercise the Stock Option at any time prior to January 31, 1996 or termination of the Merger Agreement due to a material breach by BRW Sub. If a Management Stockholder sells the shares covered by the Stock Option Agreement before October 4, 1996, 50% of the proceeds in excess of $7.75 per share must be paid to BRW Sub. Notwithstanding anything in the Stock Option Agreement to the contrary, the Stock Option may not be exercised and no Stockholder may transfer his shares unless all Shares of all Stockholders are purchased and acquired.

     If BRW Sub sells the Shares on or before the first anniversary date of the Stock Option Agreement, 50% of the net sales proceeds reserved by BRW Sub must be paid to Management Stockholders, pro rata in accordance with share holdings.

     Each Management Stockholder has agreed to use his best efforts to prevent the Issuer from taking additional action including issuing additional stock, except pursuant to existing option plans or arrangements, issuing any additional debt or selling any assets. Furthermore, each Management Stockholder has agreed to vote his Shares in favor of the Merger, not vote his Shares in favor of any action or agreement which would result in a material breach of the Amended Merger Agreement, and vote his Shares against any action or agreement which would impede the Merger. Each Management Stockholder will use his best efforts to cause restrictions on transfer and rights of first refusal under the First Refusal Agreement to terminate and to permit the sale to BRW Sub of his Stockholder's Shares under the Stock Option Agreement.

     BRW has guaranteed each and every obligation of BRW Sub under the Merger Agreement.

     Stelco Inc. has certain rights of first refusal under the First Refusal Agreement with respect to the Shares. If Stelco Inc. exercises such rights of first refusal, the Management Stockholders have agreed to pay BRW Sub a cash cancellation fee equal to the product of (i) the sum of $1,250,000 plus expenses of up to $250,000 and (ii) a fraction, the numerator of which is the number of Shares and the denominator of which is 774,059.


                               Page 8 of 11 Pages

     The Amended Stock Option requires the Reporting Parties to execute an instrument releasing the Management Stockholders from any claims or causes of action arising from any breach or alleged breach of the Stock Option Agreement and the Stockholder Escrow Agreements based upon acts or omissions occurring prior to October 4, 1995.

     The Amended Stock Option Agreement states that all shares covered by the Stock Option Agreement have been delivered into an escrow account pursuant to the Stockholder Escrow Agreements. BRW Sub and the Management Stockholders entered into an Amendment No. 1 to the Stockholder Escrow Agreements dated as of October 4, 1995, under which the Stockholder Escrow Agreements were amended to reflect the fact that the Stock Option Agreement had been modified. In addition, both Amendment No. 1 to the Stock Option Agreement and Amendment No. 1 to the Stockholder Escrow Agreements noted that William P. Daugherty as Trustee of the William P. Daugherty Trust dated May 11, 1989 and Ellen L. Daugherty, as Trustee of the Ellen L. Daugherty Trust dated May 11, 1989, have deposited 33,228 and 25,450 Shares, respectively (collectively, the "Daugherty Shares") in escrow and that the Escrow Agent has delivered to Gregory H. Parker his 58,678 Shares deposited in escrow by him pending receipt of the Daugherty Shares.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99(A) Form of Amended Stock Option Agreement dated as of October 4, 1995 between B & L Acquisition Corporation, BRW Steel Corporation and the Management Stockholders listed therein.

     Exhibit 99(B) Amended Agreement and Plan of Merger dated as of October 4, 1995 by and among B & L Acquisition Corporation, BRW Steel Corporation and Bliss & Laughlin Industries Inc.

     Exhibit 99(C) Form of Amendment No. 1 to the Stockholder Escrow Agreement dated as of October 4, 1995 by and among BRW Sub, LaSalle National Trust, N.A. and the Management Stockholders.

     Exhibit 99(D) Form of Amendment No. 1 to the Amended Stock Option Agreement dated as of October 18, 1995 between B & L Acquisition Corporation, BRW Steel Corporation and the Management Stockholders listed therein.

     Exhibit 99(E) Form of Amendment No. 1 to the Amended Agreement and Plan of Merger dated as of October 18, 1995 by and among B & L Acquisition Corporation, BRW Steel Corporation and Bliss & Laughlin Industries Inc.






                               Page 9 of 11 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of November 2, 1995.


                                        BRW Steel Corporation



                                        By:  Thomas Campbell
                                           -------------------------------------

                                        Name:  Thomas Campbell
                                             -----------------------------------

                                        Title:  Co-Chairman
                                              ----------------------------------







                               Page 10 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of November 2, 1995.


                                        B & L Acquisition Corporation



                                        By:  Thomas Campbell
                                           -------------------------------------

                                        Name:  Thomas Campbell
                                             -----------------------------------

                                        Title:  Exec. Vice President
                                              ----------------------------------






                               Page 11 of 11 Pages